GIGMOR, INC.

FINANCIAL STATEMENTS

December 31, 2015 and 2014

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Gigmor, Inc.
Index to Financial Statements
(Unaudited)

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors and Management
Gigmor, Inc.
Santa Monica, California

We have reviewed the accompanying financial statements of Gigmor, Inc. (a corporation), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, stockholders' deficit, and of cash flows the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

[signature]

Newport Beach, California
May 13, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

GIGMOR, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014
(Unaudited)

	December 31, 2015	December 31, 2014
Assets		
Current assets		
Cash	$ 4,493	$ 3,400
Other current assets	1,500	1,500
Current assets	5,993	4,900
Internal use software, net	155,630	68,517
Total assets	$ 161,623	$ 73,417
Liabilities and Stockholders' Deficit:		
Accounts payable	$ 25,574	$ 32,859
Accrued liabilities	10,037	1,726
Current liabilities	35,611	34,585
Note payable to related party	670,062	280,643
Accrued interest	59,197	25,029
Total liabilities	764,870	340,257
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Common stock, par value $0.0001; 20,000,000 shares authorized; 8,597,750 and 7,470,513 shares issued and outstanding as of December 31, 2015 and 2014, respectively	860	747
Additional paid-in capital	285,175	162,057
Accumulated deficit	(889,282)	(429,644)
Total stockholders' deficit	(603,247)	(266,840)
Total liabilities and stockholders' deficit	$ 161,623	$ 73,417

See accompanying notes to the financial statements and independent accountants' review report.

GIGMOR, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(Unaudited)

	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating expenses:		
General and administrative	246,663	152,785
Sales and marketing	89,661	70,365
Research and development	85,331	48,462
Total operating expenses	421,655	271,612
Operating loss	(421,655)	(271,612)
Other income (expense):		
Interest expense	(37,583)	(18,526)
Total other expense	(37,583)	(18,526)
Loss before provision for income taxes	(459,238)	(290,138)
Provision for income taxes	400	820
Net loss	$ (459,638)	$ (290,958)

See accompanying notes to the financial statements and independent accountants' review report.

GIGMOR, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(Unaudited)

	Members' Equity		Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Units	Amount	Shares	Amount			
December 31, 2013	4,000	$ 40,000	-	$ -	$ -	$ (138,686)	$ (98,686)
Conversion to a C corporation	(4,000)	(40,000)	7,470,513	747	39,253	-	-
Contributed services	-	-	-	-	120,000	-	120,000
Stock-based compensation	-	-	-	-	2,804	-	2,804
Net loss	-	-	-	-	-	(290,958)	(290,958)
December 31, 2014	-	-	7,470,513	747	162,057	(429,644)	(266,840)
Contributed services	-	-	-	-	120,000	-	120,000
Stock-based compensation	-	-	1,127,237	113	3,118	-	3,231
Net loss	-	-	-	-	-	(459,638)	(459,638)
December 31, 2015	-	$ -	8,597,750	$ 860	$ 285,175	$ (889,282)	$ (603,247)

See accompanying notes to the financial statements and independent accountants' review report.

GIGMOR, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(Unaudited)

	December 31, 2015	December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (459,638)	$ (290,958)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	30,561	14,433
Contributed services	120,000	120,000
Stock-based compensation	3,231	2,804
Changes in operating assets and liabilities:		
Other current assets	-	(400)
Accounts payable	(7,285)	24,118
Accrued liabilities	8,311	(3,478)
Accrued interest	34,168	13,458
Net cash used in operating activities	(270,652)	(120,023)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payment for development of internal use software	(117,674)	(59,422)
Net cash used in investing activities	(117,674)	(59,422)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from note payable to related party	389,419	182,400
Net cash provided by financing activities	389,419	182,400
Increase in cash and cash equivalents	1,093	2,955
Cash and cash equivalents, beginning of year	3,400	445
Cash and cash equivalents, end of year	$ 4,493	$ 3,400
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 3,415	$ 5,067
Cash paid for income taxes	$ 400	$ 820

See accompanying notes to the financial statements and independent accountants' review report.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Gigmor, Inc. (the "Company" or "Gigmor") was originally formed as a California limited liability company on February 8, 2010 under the name Trybe, LLC. Upon majority consent of the former members, the entity was converted to a Delaware corporation on November 10, 2014. Concurrent with the conversion, the name of the entity was changed to Gigmor, Inc. The Company's headquarters are located in Santa Monica, California. The Company has developed an online platform that acts as a network connecting musicians to each other, facilitates the building of bands and helps to create paid opportunities. The Company's vision is to transform the live music industry by connecting talent buyers to independent artists with a mobile app as well as become the music industry's leading digital booking platform. The Company's financial statements included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Going Concern
To date, we have relied solely upon debt financing provided by our Chief Executive Officer ("CEO") for working capital and have not yet commenced operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout 2016, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, subscription revenues and additional debt financings from our CEO. If we cannot raise additional short-term capital or if revenues grow more slowly than anticipated, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on the Company's financial condition and the results of its operations.

The Company currently has limited sales and marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products and services. Developing a marketing and sales force is also time consuming and could delay launch of our future products and services. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products and services may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and services and enhance our current products and services on a timely and cost-effective basis. Further, the Company's products and services must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of

See the accompanying independent accountants' review report.

new products and services or enhanced versions of existing products and services. Also, the Company may not be able to adapt new or enhanced products and services to emerging industry standards, and the Company's new products and services may not be favorably received. In addition, we may not have the capital resources to further the development of existing and/or new ones.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to: the fair value of contributed services provided by the Company's executives and capitalization and impairment of software development costs. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable to related party. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Internal Use Software
In accordance with Accounting Standards Codification ("ASC") 350-40 "Internal-Use Software", the Company capitalizes certain costs to develop its website, mobile applications, and internal-use software when planning stage efforts are successfully completed, management has committed project resourcing, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which is generally

three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred.

The Company has capitalized website and internal-use software development costs of $201,519 and $83,845 as of December 31, 2015 and 2014, respectively. The Company's capitalized website and internal-use software amortization is included within general and administrative expenses in the Company's statements of operations, and totaled $30,561 and $14,433 for the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, the Company had accumulated amortization of $45,889 and $15,328, respectively.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2015 and 2014. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition
The Company will recognize revenues ratably over the period of use from subscriptions to its networking platform when (a) persuasive evidence that an agreement exists; (b) the products/services have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Advertising
The Company expenses the cost of advertising when incurred as selling expenses. Advertising expenses were $65,505 and $58,108 for the years ended December 31, 2015 and 2014, respectively.

Stock-Based Compensation
The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, stock-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity". The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Research and Development Costs
All research and development costs are charged to expense as incurred. In accordance with this policy, all costs associated with the design, development and testing of the Company's products have been expensed as incurred.

During the years ended December 31, 2015 and 2014 the Company incurred research and development costs of $85,331 and $48,462, respectively.

See the accompanying independent accountants' review report.

Income Taxes

The Company applies ASC 740 "Income Taxes". Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2015 and 2014, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09 "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for us beginning January 1, 2018. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15 "Presentation of Financial Statements—Going Concern", which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and interim periods thereafter. Early application is permitted. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17 "Income Taxes: Balance Sheet Classification of Deferred Taxes", which requires deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. ASU 2015-17 will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those annual years, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02 "Leases", that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018,

See the accompanying independent accountants' review report.

including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – NOTE PAYABLE TO RELATED PARTY

Since the Company's inception, the Company's Founder and CEO has advanced funds to the Company for operating capital. During the years ended December 31, 2015 and 2014, these advances totaled $389,419 and $182,400, respectively, for total principal due of $670,062 and $280,643 as of December 31, 2015 and 2014, respectively. Effective January 1, 2015, these advances were formalized into a promissory note agreement, under which future additional advances may be periodically made. The note bears interest at 8% per annum, which was retroactively applied to all advances made prior to formalization of the note. Interest expense related to the note of $34,168 and $13,459 was recorded for the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, accrued interest totaled $59,197 and $25,029, respectively.

All advances made under the note along with accrued interest will be due on January 1, 2025. As such, the principal balance and accrued interest have been classified as long-term on the accompanying balance sheets as of December 31, 2015 and 2014.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Lease
The Company currently leases office space in Santa Monica on a month-to-month basis at a rate of $2,600 per month. The lease is cancellable at any time. Rent expense related to this lease was $14,926 for the year ended December 31, 2015.

Committed Stock Options
During the years ended 2015 and 2014, the Company committed to grant options to purchase shares of common stock to various employees and contractors. The grants are dependent upon the forming of a stock option plan at which date the exercise price of the options will be determined. Under the terms of these commitments, the individuals begin vesting on the commitment date. Based upon the pertaining ASC, the committed options do not currently have a financial statement impact as the plan and exercise price have yet to be determined. The commitments typically vest 25% on the one year anniversary and then the remaining 75% on a monthly basis over the next three years. Upon adoption of the stock option plan and establishment of the exercise prices, the Company will value the options using the Black-Scholes pricing model on the date of grant. The Company will have a one time catchup for the options in which have vested and then expense the remaining value of the options over the remaining vesting period. For non-employees, the Company will revalue the fair market value of the options at each reporting period under the provisions of ASC 505. As of December 31, 2015, the Company has total option commitments of 1,097,126, to which 169,399 are vested.

NOTE 5 – STOCKHOLDERS' DEFICIT

As discussed in Note 1, the Company was originally formed as a California limited liability company, under which 4,000 membership units were outstanding as of December 31, 2013. The membership units were stated at the value of the capital contributed by the members, which was $40,000 as of December

See the accompanying independent accountants' review report.

31, 2013 and November 10, 2014, the date the entity was converted to a corporation. Upon conversion, common stock has been reflected at the carryover basis as adjusted for the par value of the common stock. As of December 31, 2015 and 2014, the Company has authorized the issuance of 20,000,000 shares of our common stock, each share having a par value of $0.0001. As of December 31, 2015 and 2014, we have 8,597,750 and 7,470,513 shares issued and outstanding, respectively.

During the years ended December 31, 2014 and 2013, the Company made commitments to issue shares of common stock to two individuals as compensation for services to be rendered. These committed shares contained various vesting terms. In connection with these grants, stock compensation of $3,231 and $2,804 was recorded as general and administrative expense during the years ended December 31, 2015 and 2014 based upon the fair value of the common stock as estimated by the Board of Directors at the time of the granted. The contracts with these individuals were terminated during the year ended December 31, 2015, upon which total vested shares of 1,127,237 were issued.

See also Note 6.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2015 and 2014, our CEO and Vice President have provided services in these respective roles without taking cash or accruing compensation. The fair value of these services provided was determined to be $120,000 per year, which has been recorded to additional paid-in capital in the accompanying statements of stockholders' deficit during the years ended December 31, 2015 and 2014.

See Note 3 for note payable to related party.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2015	2014
Current tax provision	$ 400	$ 820
Deferred tax benefit	(114,242)	(56,894)
Change in valuation allowance	114,242	56,894
Net provision for income taxes	$ 400	$ 820

The components of our deferred tax assets for federal and state income taxes consisted of the following as of December 31:

	2015	2014
Deferred tax asset attributable to:		
Net operating loss carryover	$ 171,136	$ 56,894
Valuation allowance	(171,136)	(56,894)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed or to be filed through December 31, 2015, we had available approximately $503,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2033 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2013. The Company currently is not under examination by any tax authority.

NOTE 8 – SUBSEQUENT EVENTS

In February 2016, the Company committed to issue an additional 550,000 options in connection with an employment agreement with the new Chief Technology Officer. These options will contain the same terms as those outlined in Note 4.

The Company has also continued to draw additional advances under the related party note discussed in Note 3. Through March 31, 2016, additional draws under this note totaled approximately $122,000.

The Company has evaluated subsequent events that occurred after December 31, 2015 through May 13, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See the accompanying independent accountants' review report.